Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

SEC File No.: 001-33259

Date: June 16, 2014

Medtronic – Covidien Acquisition Investor Call	FINAL

Medtronic – Covidien Acquisition

Investor Call Script

June 16, 2014

Jeff Warren

Thank you, Evelyn. Good morning. During the next hour, Omar Ishrak, Medtronic Chairman and Chief Executive Officer, Joe Almeida, Covidien Chairman and Chief Executive Officer, and Gary Ellis, Medtronic Chief Financial Officer, will provide comments on the agreement reached for Medtronic to acquire Covidien. After our prepared remarks, we will be happy to take your questions.

First, a few logistical comments: yesterday evening we issued a press release and earlier this morning posted a slide presentation, both which can be accessed on the Investor portion of our website at Medtronic.com. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or solicitation of any vote or approval. In connection with the proposed transaction, Medtronic plc, a newly created Irish holding company will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement/prospectus regarding the proposed transaction. After the registration statement has been declared effective by the SEC, the definitive joint proxy statement/prospectus will be mailed to Medtronic shareholders and Covidien shareholders.

You should review materials filed with the SEC carefully as they will include important information regarding the proposed transaction including information about Medtronic and Covidien, the respective directors, executive officers and certain other members of management and employees who may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction. Please also review page one of the slide presentation for additional information on forward-looking statements and other important information including where you can find more information on the proposed transaction and on the directors and executive officers of Medtronic and Covidien. With that, I am now pleased to turn the call over to Medtronic Chairman and Chief Executive Officer, Omar Ishrak.

Omar Ishrak

Good morning and thank you, Jeff, and thank you to everyone for joining us today.

Earlier this morning and actually, it was yesterday evening, we announced that we have reached an agreement with Covidien, under which Medtronic will acquire Covidien in a cash and stock transaction valued at $42.9 billion.

This is a highly strategic and compelling acquisition, fully aligned with our Mission of alleviating pain, restoring health, and extending life for patients around the world. It accelerates all three of our growth strategies – Therapy Innovation, Globalization, and Economic Value – and bolsters the long-term sustainability and consistency of our mid-single digit revenue growth expectations. This acquisition is extremely attractive financially, with a double-digit hurdle rate and achievable cost synergies that are expected to make the transaction accretive in the first year on a cash basis and within two years on a GAAP basis. Finally, the combined company should generate significant free cash flow, which can be deployed with much greater flexibility.

I am extremely impressed by the Covidien team, the company that they have built, and the product pipeline that they have developed. I am confident that together, we can have an even

Medtronic – Covidien Acquisition Investor Call	FINAL

more positive impact, both on patients and on the overall healthcare system. Before going into any more detail, however, let me now invite Joe Almeida to say a few words from Covidien’s perspective.

Joe Almeida

Thank you, Omar.

I want to echo Omar’s enthusiasm for this combination, which I am confident will provide significant benefits and value for customers, patients, employees, and Covidien shareholders. For Covidien shareholders, the transaction provides immediate value as well as the continued participation in the upside potential of the combined organization. Upon completion of the transaction, Covidien shareholders will own 30 percent the combined company.

We believe Medtronic is the right partner for Covidien – and our approach to our business closely matches Medtronic’s areas of focus: innovation, globalization, and participating in the new value-based healthcare landscape

Like Medtronic, Covidien is focused on delivering unmatched value to our customers by providing innovative solutions that improve patient outcomes, lower the cost of healthcare delivery and expand global access to care. We have five key initiatives to achieve this vision: broadening our innovation focus, executing on customer-focused portfolio investments, capitalizing on emerging market opportunities, driving operational leverage and developing talent. Naturally, we have robust programs tied to these initiatives and by closely adhering to our focus, Covidien has made tremendous progress in our industry. We now hold the #1 or #2 position in virtually every category that we serve.

By joining our portfolio with Medtronic’s highly complementary offering, the combined company – throughout developed and emerging markets – will be able to address device needs across nearly every device segment and will provide patients, physicians, and hospitals with a compelling portfolio of offerings that will help improve care and surgical performance.

The combination of Covidien with Medtronic marks the next chapter in our journey and represents a terrific opportunity to accelerate our long-term goal of treating more patients throughout the world.

I am very pleased that Medtronic is as excited about our new product portfolio as we are. We believe the clinical, regulatory, and market development expertise from this combined organization will be able to bring important new products to market faster and allow us to have an even more significant impact on patients’ lives.

I also want to express my deep appreciation to Covidien’s more than 38,000 hard-working, talented, and dedicated employees around the world. We believe Covidien’s employees will benefit from being part of the combined company with the depth of resources and shared commitment to delivering innovative healthcare solutions that improve patient outcomes.

We look forward to working closely with the Medtronic team over the coming months to help plan the integration and ensure a seamless transition.

With that, I will turn the call back over to Omar.

Medtronic – Covidien Acquisition Investor Call	FINAL

Omar Ishrak

Thanks, Joe. You can see that Medtronic and Covidien’s philosophies for growth have been quite similar: increasing innovation, globalizing our companies, and participating in the new value-based healthcare landscape. While our strengths, capabilities, and approaches are somewhat different, they are, in fact, highly complementary. Combined, we can accelerate our common goal of addressing the universal healthcare needs: improving clinical outcomes, expanding access, and optimizing cost and efficiency, thereby improving healthcare systems around the world.

Let me now cover how this transaction accelerates Medtronic’s three growth strategies. Starting with Therapy Innovation, Covidien’s impressive array of industry-leading products enhances our existing portfolio, offers greater breadth across clinical areas, and creates exciting entry points into new therapies. Specifically, Covidien’s Peripheral Vascular business complements our Peripheral business and will give us a broader footprint that will help accelerate adoption of our drug-coated balloon product. Covidien’s leading Neurovascular technologies will become a critical element of our fast-developing Neuroscience strategy within our Restorative Therapies group. Our collective portfolio of industry-leading and innovative technologies for both open and minimally-invasive procedures will give us an unprecedented platform across a wide range of surgical specialties. This ranges from advanced laparoscopic bariatric surgery to ENT surgery, employing advanced navigation and nerve monitoring. Finally, Covidien’s pipeline has a number of promising, early stage diagnostics and therapies, including technologies addressing lung cancer, gastro-esophageal reflux disease, and early stage esophageal cancer. We believe Medtronic’s deep clinical, regulatory, reimbursement, and market development expertise will help accelerate both their introduction, as well as their rapid adoption, in markets around the world.

Our Globalization strategy will also benefit from the power of our combined companies. From a financial perspective, we will now have a $3.8 billion emerging markets business that we are confident can sustain double-digit growth over an extended period of time. Covidien has extensive emerging market R&D and manufacturing, while Medtronic has well-established clinical expertise. These capabilities, applied across a much broader product offering, will significantly increase the number of attractive solutions that we can offer to governments and major providers. This can result in more guaranteed, long-term contracts of the nature that we have been discussing.

Finally, this transaction enhances Medtronic’s ability to deliver economic value to a broader range of stakeholders. The value proposition of Covidien’s technologies primarily deliver hospital efficiency, while the value of Medtronic’s chronic disease therapies are generally realized in post-acute settings. When combined, these complementary solutions will create a robust and unmatched Integrated Health franchise.

Our two organizations have a common philosophy around value-based healthcare, which we will continue to build upon as we transform our innovation and go-to-market processes. We feel that our industry-leading products, clinical and economic expertise, global footprint, and financial strength will position us to be the preferred partner for physicians, hospital systems, patients, payers, and governments around the world.

This transaction is also extremely favorable from a cost synergy, earnings accretion, and cash flow accessibility perspective. While Gary will cover the details in a minute, I would like to note that the identified pre-tax cost synergies of at least $850 million are quickly achievable and

Medtronic – Covidien Acquisition Investor Call	FINAL

should deliver immediate and increasing earnings accretion. From a cash perspective, I am excited about the increased flexibility we will have to deploy our strong free cash flow going forward. While the transaction continues to make us more of a global company, it also gives us the capacity to both return additional capital to our shareholders and to invest much more aggressively in U.S. innovation to drive long-term growth.

Under the financial structure of this acquisition, Medtronic will have access to the current and future cash flows from the legacy Covidien entities. These cash flows can be used to invest in U.S. healthcare technologies, as well as to enhance returns to shareholders. In fact, we are committed to investing an incremental $10 billion in U.S. technology over the next decade, which will result in global growth and increased U.S. exports. This is good for American jobs, helps preserve U.S. global leadership in medical technology innovation, and ultimately will lead to better healthcare systems, both in the U.S. and around the world.

I would now like to turn the call over to Gary, who will walk through the transaction and financial implications in more detail. Gary?

Gary Ellis

Thanks, Omar. First, I’ll provide a high level summary of the transaction terms and structure and then I’ll walk you through some of the other key financial details.

As Omar mentioned, the overall transaction is valued at $42.9 billion, which consists of per share consideration for Covidien shareholders of $35.19 in cash along with 0.956 shares of Medtronic stock. Medtronic is also assuming approximately $5 billion of Covidien debt. The offer represents a 29 percent premium. It’s important to point out that although the structure of the transaction includes the formation of a newly domiciled Irish entity, the main U.S. operations of both companies will remain intact, and Medtronic’s current headquarter operations remain in Minnesota. It should also be noted that the completion of this transaction will be a taxable event, for U.S. federal income tax purposes, for both Covidien and Medtronic shareholders.

In addition to this transaction being highly strategic on many different levels, it is also very compelling financially. On the top line, the combination creates opportunities for significant revenue synergies and will provide a much stronger and more diversified platform for long term growth. We also expect to deliver pre-tax operational synergies of at least $850 million by FY18. These cost synergies will be generated primarily from back office optimization, manufacturing and supply chain infrastructure, and certain G&A savings, such as eliminating redundant public company costs. The realization of these synergies is fairly straight forward and we are committed to achieving them while minimizing any disruptive impact to the Covidien organization. On the bottom line, this transaction is very attractive. We expect it to be EPS accretive in FY16 on a cash basis and significantly accretive thereafter. On a GAAP basis, this transaction will be EPS accretive by FY18.

Looking beyond the P&L, the combination will result in a much stronger company financially that will be generating significant free cash flow. More importantly, we will be able to deploy the company’s cash flow with greater strategic flexibility, particularly in the U.S. With that in mind, we are committed to investing an incremental $10 billion in U.S. technology over the next decade. We are also maintaining our longstanding commitment to return 50 percent of our free cash flow to shareholders, recognizing that we will have more flexibility going forward.

Medtronic – Covidien Acquisition Investor Call	FINAL

In terms of timing, while we can’t predict the exact timing of the various global regulatory approvals necessary to consummate the transaction, we currently estimate closing will take place in late calendar 2014, possibly early 2015. In the interim, we are reiterating our FY15 EPS guidance that we provided on our Q4 earnings last month of $4.00 to $4.10. We would expect to provide updated guidance upon the closing of the transaction.

I will now turn the call back over to Omar who will conclude our prepared remarks. Omar?

Omar Ishrak

Thanks, Gary. Before opening the lines for Q&A, I would like to mention that we understand that the ultimate success of this transaction will depend on our ability to execute our integration plan. We will have an integration leader at the senior vice president level reporting directly to me. The integration office will be fully staffed with a dedicated team of Covidien and Medtronic leaders, accountable for the delivery of cost synergies and to fully identify and operationalize all future growth and productivity opportunities. This team will be assembled immediately, and will be preparing detailed plans to be implemented upon closing.

To conclude, Medtronic and Covidien’s combined size and breadth, across a more diversified customer base, presents an even stronger value proposition for Medtronic’s key stakeholders, and this will be an increasing advantage in the transforming healthcare environment. Ultimately, this combination merges two world-class healthcare companies under our Medtronic Mission: to alleviate pain, restore health, and extend life for patients around the world.

With that, we will now open the phone lines for Q&A. Joe, Gary, and myself, are here to take your questions. In order to get to as many questions as possible, please limit yourself to only one question and only one follow-up. If you have additional questions, please contact the Medtronic Investor Relations team after the call. Operator, first question please.

Following Q&A:

Omar Ishrak

OK. Thanks for your questions. Before concluding, I would just like to say one more time, that this is a highly strategic and compelling acquisition. With the addition of Covidien, Medtronic is in an unprecedented position to be the leading medical technology solutions partner with physicians, hospital systems, patients, payers, and governments around the world. On behalf of the management teams of Covidien and Medtronic, I want to thank you for your interest in this transaction. Thank you.

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NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Medtronic – Covidien Acquisition Investor Call	FINAL

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of

Medtronic – Covidien Acquisition Investor Call	FINAL

factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not

Medtronic – Covidien Acquisition Investor Call	FINAL

anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this announcement other than that relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Covidien accept responsibility for the information contained in this announcement relating to Covidien and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Perella Weinberg Partners LP which is a registered broker dealer with the U.S. Securities and Exchange Commission, is acting for Medtronic and New Medtronic and no one else in connection with the Transaction and will not be responsible to anyone other than Medtronic and New Medtronic for providing the protections afforded to clients of Perella Weinberg Partners LP, or for giving advice in connection with the Transaction or any matter referred to herein.

Goldman Sachs, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Covidien and no one else in connection with the Transaction and will not be responsible to anyone other than Covidien for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Transaction or any matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in,

Medtronic – Covidien Acquisition Investor Call	FINAL

1% or more of any class of ‘relevant securities’ of Covidien or Medtronic, all ‘dealings’ in any ‘relevant securities’ of Covidien or Medtronic (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Irish time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Covidien or Medtronic, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Covidien by Medtronic or ‘relevant securities’ of Medtronic by Covidien, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (Irish time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

General

This summary should be read in conjunction with the full text of the Rule 2.5 announcement. Appendix I to the Rule 2.5 announcement contains further details of the sources of information and bases of calculations set out in this announcement; Appendix II to the Rule 2.5 announcement contains definitions of certain expressions used in this announcement; Appendix III to the Rule 2.5 announcement contains the Conditions of the Acquisition and the Scheme; Appendix IV to the Rule 2.5 announcement sets out the report from PricewaterhouseCoopers in respect of certain merger benefit statements made in this announcement; Appendix V to the Rule 2.5 announcement contains the report from Perella Weinberg Partners LP, in respect of certain merger benefit statements made in this announcement and Appendix VI to the Rule 2.5 announcement sets out the Transaction Agreement.

Medtronic – Covidien Acquisition Investor Call	FINAL

The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Circular or any document by which the Acquisition and the Scheme are made. Medtronic Shareholders and Covidien Shareholders are advised to read carefully the formal documentation in relation to the proposed Transaction once the Scheme Circular has been dispatched.

Pursuant to Rule 2.6(c) of the Irish Takeover Rules, this announcement will be available to Medtronic employees on Medtronic’s website (www.medtronic.com) and Covidien employees on Covidien’s website (www.covidien.com).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.